
December 26, 2012

Via E-mail
Mr. Mitchell R. Thompson
Chief Accounting Officer
Emerald Oil, Inc.
1600 Broadway, Suite 1040
Denver, CO 80202

> **Re:** **Emerald Oil, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 8-K/A filed August 8, 2012**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 1-35097**

Dear Mr. Thompson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 1

1.   We note you disclose your proved developed net reserve quantities as either proved developed producing ("PDP") or proved developed non-producing ("PDNP") in the table of reserves on page 2. Although disclosure of proved developed reserves by producing status is not required, since you have elected to include this supplemental information, you should also report a summation of these net quantities to satisfy the requirement to disclose total proved developed reserves in Item 1202(a)(2) of Regulation S-K.

2.   We note you state on page 2 that "we do not have any material amounts of proved undeveloped reserves that have remained undeveloped for five years or more." For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves.

3.   The tabular reserves disclosure on page 2 includes data relating to the numbers of gross and net wells. We note the numbers of wells disclosed here does not correspond to the number of net and gross wells provided elsewhere in the filing, such as pages 20, 21 and 22. Please revise your disclosures as necessary to clarify or resolve inconsistencies.

4.   Please expand your disclosure of the changes in net quantities of proved reserves to include an appropriate explanation for the significant additions relating to extensions and discoveries and other additions for each of the reporting periods. We also note the period ending December 31, 2011, appears to include a material increase in your proved undeveloped reserves. Please revise your disclosures as necessary to comply with Item 1203(b) of Regulation S-K and FASB ASC paragraph 932-235-50-5.

Financial Statements

Note 2 - Significant Accounting Policies, page F-8

Full Cost Method, page F-11

5.   We note your policy disclosure pertaining to the full cost ceiling test, explaining that the ceiling is based on the present value of future net revenues discounted at 10%, plus the lower of cost or fair market value of unproved properties.

        Please modify your disclosure to clarify the extent to which your method complies with the guidance in Rule 4-10(c)(4) of Regulation S-X. For example, it should be clear whether the future net revenues you are computing are limited to those arising from the development and production of proved reserves reported as of the end of the period, and you should differentiate between costs of unproved properties not subject to amortization, and costs of unproved properties that are subject to amortization in your computation (this second category is the one for which you need to estimate fair values of the properties and generally corresponds to the properties deemed to be impaired).

        Please also indicate whether the ceiling you are computing reflects the income tax effects arising from differences between the tax and book basis of unproved properties.

Supplemental Oil and Natural Gas Information, page F-26

Oil and Natural Gas Reserve Data, page F-27

6.   Please expand your disclosure to quantify your proved undeveloped oil and natural gas reserves as of December 31, 2009, 2010 and 2011 to comply with the presentation requirements set forth in FASB ASC 932-235-50-4.

Form 8-K/A filed August 8, 2012

Exhibit 99.2

7.   We understand that the historical financial information utilized in your pro forma presentation relating to Emerald Oil, Inc. was derived from its audited financial statements for the years ended June 30, 2012 and 2011, adjusted to conform to your calendar year end. Please amend your filing to include a reconciliation schedule that shows how you derived the historical statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 from the audited financial statements that are presented in Exhibit 99.1

8.   We note that Emerald Oil, Inc. reports having proved reserves as of June 30, 2012. Please expand your disclosure to present pro forma reserve estimates and pro forma standardized measure of discounted future net cash flows, including a schedule that reconciles any historical figures utilized to the corresponding information in the audited financial statements.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Financial Statements

General

9.   Please revise the accounting and disclosure in your interim reports as necessary to comply with all applicable comments written on your annual report.

Note 3 – Acquisition of Business, page 8

10.   We note you recorded a gain on the bargain purchase of Emerald Oil Inc. Please include a description of the reasons why this transaction resulted in a gain to comply with FASB ASC 805-30-50-1(f).

Note 15 - Commitments and Contingencies, page 18

11.   We note there are disclosures of loss contingencies in Note 9 of the historical financial statements of Emerald Oil Inc. in Exhibit 99.1 to the Form 8-K that you filed on October

9, 2012. Tell us the extent to which you were relieved of liability for these contingencies at the time you acquired Emerald Oil Inc., or explain why you have not provided similar disclosures, as would ordinarily be required to comply with FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief